Exhibit 99.1

Luckin Coffee Inc. Announces Second Quarter 2023 Financial Results

Second Quarter Net Revenues Increased 88.0%

Improved Profitability with Record High GAAP Operating Income Margin of 18.9%

More than 1,400 Net New Store Openings; Ended Quarter with More than 10,000 Stores

BEIJING, August 1, 2023 (GLOBE NEWSWIRE) — Luckin Coffee Inc. (“Luckin Coffee” or the “Company”) (OTC: LKNCY) today announced its unaudited financial results for the three months ended June 30, 2023.

SECOND QUARTER 2023 HIGHLIGHTS1

•	Total net revenues in the second quarter were RMB6,201.4 million (US$855.2 million), representing an increase of 88.0% from RMB3,298.7 million in the same quarter of 2022.

•	Net new store openings during the second quarter was 1,485, including five new store openings in Singapore, resulting in a quarter-over-quarter store unit growth of 15.9% from the number of stores at the end of the first quarter of 2023, ending the second quarter with 10,836 stores which include 7,188 self-operated stores and 3,648 partnership stores.

•	Average monthly transacting customers in the second quarter was 43.1 million, representing an increase of 107.9% from 20.7 million in the same quarter of 2022.

•	Revenues from self-operated stores[2] in the second quarter were RMB4,495.3 million (US$619.9 million), representing an increase of 85.2% from RMB2,427.0 million in the same quarter of 2022.

•	Same-store sales growth for self-operated stores in the second quarter was 20.8%, compared to 41.2% in the same quarter of 2022.

•	Store level operating profit – self-operated stores[2] in the second quarter was RMB1,307.5 million (US$180.3 million) with store level operating profit margin of 29.1%, compared to RMB689.8 million with store level operating profit margin of 28.4% in the same quarter of 2022.

•	Revenues from partnership stores in the second quarter were RMB1,485.8 million (US$204.9 million), representing an increase of 91.1% from RMB777.5 million in the same quarter of 2022.

•	GAAP operating income in the second quarter was RMB1,172.8 million (US$161.7 million), representing a GAAP operating income margin of 18.9%, compared to RMB241.6 million, or a GAAP operating income margin of 7.3%, in the same quarter of 2022. Non-GAAP operating income in the second quarter, which adjusts for share-based compensation expenses, was RMB1,236.3 million (US$170.5 million), representing a non-GAAP operating income margin of 19.9%, compared to RMB342.6 million, or a non-GAAP operating income margin of 10.4%, in the same quarter of 2022, which illustrates a significant improvement of operating results.

1 Please refer to the section “KEY DEFINITIONS” on Page 4 for detailed definitions on certain terms used.

2 Beginning from the first quarter of 2023, the definitions of “revenues from self-operated stores” and “store level operating profit - self-operated stores” have been adjusted to better reflect the operating results of the Company’s self-operated stores. Comparative information for the second quarter of 2022 has also been adjusted to conform to the current period’s presentation. For detailed definitions, please refer to the section “KEY DEFINITIONS” on Page 4.

COMPANY STATEMENT

“We are incredibly proud to report another record-breaking quarter with strong sales growth and increased profitability,” said Dr. Jinyi Guo, Chairman and Chief Executive Officer of Luckin Coffee, “Our new, innovative product offerings and marketing efforts continue to resonate with customers, driving significant growth in product revenue and monthly transacting customers. In June 2023, we reported a record 50 million transacting customers and opened our 10,000th store, making us the first coffee chain in China with 10,000 stores and cementing our position as China’s largest coffee chain brand. To build upon our momentum and leadership position in the highly competitive coffee market in China, we recently announced our new brand initiative, LUCK IN HAND. We have always believed that luck comes to those who are steadfast and hardworking. At Luckin Coffee, our incredible team is committed to working hard every day to deliver lucky moments to our customers.”

Dr. Guo continued, “At Luckin Coffee, we are never satisfied. As we move into the second half of 2023, we are laser focused on delivering value to customers as well as leveraging our scale advantages. This will best position us in the long run to utilize our cost advantage to give back to our consumers, which not only directly benefits them, but also increases our market share and brand awareness. We are committed to accelerate the education and development of the coffee market in China and to continue to expand our global footprint, so that the world can enjoy the high-quality products and services from Luckin Coffee. Looking ahead, we remain dedicated to not only maintaining, but expanding, our competitive edge while capturing the significant growth opportunities both at home and abroad, creating long-term value and driving sustainable growth for our shareholders.”

SECOND QUARTER 2023 FINANCIAL RESULTS

Total net revenues were RMB6,201.4 million (US$855.2 million) in the second quarter of 2023, representing an increase of 88.0% from RMB3,298.7 million in the same quarter of 2022. Net revenues growth was primarily driven by the increase in the number of products sold, the increase in stores in operation and the increase in the number of monthly transacting customers.

•	Revenues from product sales were RMB4,715.6 million (US$650.3 million) in the second quarter of 2023, representing an increase of 87.0% from RMB2,521.2 million in the same quarter of 2022.

•	Net revenues from freshly brewed drinks were RMB4,235.0 million (US$584.0 million), representing 68.2% of total net revenues in the second quarter of 2023, compared to RMB2,256.8 million, representing 68.4% of total net revenues, in the same quarter of 2022.

•	Net revenues from other products were RMB325.7 million (US$44.9 million), representing 5.3% of total net revenues in the second quarter of 2023, compared to RMB148.4 million, representing 4.5% of total net revenues, in the same quarter of 2022.

•	Net revenues from others were RMB154.9 million (US$21.4 million), representing 2.5% of total net revenues in the second quarter of 2023, compared to RMB116.0 million, representing 3.5% of total net revenues, in the same quarter of 2022.

•	Revenues from partnership stores were RMB1,485.8 million (US$204.9 million), representing 24.0% of total net revenues in the second quarter of 2023, which represents an increase of 91.1% compared to RMB777.5 million, representing 23.6% of total net revenues, in the same quarter of 2022. For the second quarter of 2023, revenues from partnership stores included sales of materials of RMB968.9 million (US$133.6 million), profit sharing of RMB197.1 million (US$27.2 million), sales of equipment of RMB185.6 million (US$25.6 million), delivery service of RMB123.3 million (US$17.0 million) and other services of RMB10.9 million (US$1.5 million).

Total operating expenses were RMB5,028.6 million (US$693.5 million) in the second quarter of 2023, representing an increase of 64.5% from RMB3,057.1 million in the same quarter of 2022. The increase in total operating expenses was predominantly the result of the Company’s business expansion. Meanwhile, operating expenses as a percentage of net revenues decreased to 81.1% in the second quarter of 2023 from 92.7% in the same quarter of 2022, due to increased economies of scale and the Company’s technology-driven operations.

•	Cost of materials were RMB2,461.5 million (US$339.5 million) in the second quarter of 2023, representing an increase of 95.1% from RMB1,261.9 million in the same quarter of 2022, which was generally in line with the increase in the number of products sold and the increase in sales of materials to partnership stores.

•	Store rental and other operating costs were RMB1,148.4 million (US$158.4 million) in the second quarter of 2023, representing an increase of 73.3% from RMB662.5 million in the same quarter of 2022, mainly due to the increase in labor costs, store rental as well as utilities and other store operating costs as a result of the increased number of stores and items sold in the second quarter of 2023 compared to the same period last year.

•	Depreciation and amortization expenses were RMB127.7 million (US$17.6 million) in the second quarter of 2023, representing an increase of 31.4% from RMB97.2 million in the same quarter of 2022, mainly due to the increase in amortization of leasehold improvements for the stores and the increase in depreciation expenses of additional equipment put into use in new stores in the second quarter of 2023.

•	Delivery expenses were RMB534.1 million (US$73.7 million) in the second quarter of 2023, representing an increase of 69.8% from RMB314.6 million in the same quarter of 2022, mainly due to the increase in the number of delivery orders.

•	Sales and marketing expenses were RMB303.6 million (US$41.9 million) in the second quarter of 2023, representing an increase of 135.3% from RMB129.0 million in the same quarter of 2022, mainly driven by the increase in (i) advertising expenses as the Company continued to make strategic investments in its branding through various channels, (ii) commissions to third-party delivery platforms which is in line with the increase in the number of delivery orders and (iii) subcontract service fees to support the Company’s e-commerce business and promotion activities. Sales and marketing expenses amounted to 4.9% of total net revenues in the second quarter of 2023, compared to 3.9% of total net revenues in the same quarter of 2022.

•	General and administrative expenses were RMB425.5 million (US$58.7 million) in the second quarter of 2023, representing an increase of 24.6% from RMB341.6 million in the same quarter of 2022. The increase in general and administrative expenses was mainly driven by the increase in (i) payroll costs for headquarter staff, (ii) expenditures for office supplies, (iii) tax surcharges and stamp duty and (iv) research and development expenses, which was offset by the decrease of share-based compensation for restricted share units and options issued to management and employees. General and administrative expenses amounted to 6.9% of total net revenues in the second quarter of 2023, compared to 10.4% of total net revenues in the same quarter of 2022.

•	Store preopening and other expenses were RMB18.5 million (US$2.6 million) in the second quarter of 2023, representing an increase of 137.4% from RMB7.8 million in the same quarter of 2022, mainly due to more stores preparing to be opened in the second quarter of 2023 compared to the same quarter of 2022. Store preopening and other expenses amounted to 0.3% of total net revenues in the second quarter of 2023, compared to 0.2% of total net revenues in the same quarter of 2022.

•	Losses and expenses related to Fabricated Transactions and Restructuring were RMB4.0 million (US$0.6 million) in the second quarter of 2023, representing a decrease of 80.6% from RMB20.6 million in the same quarter of 2022, as the Company had successfully completed its provisional liquidation in March 2022 and substantially resolved all outstanding litigations. The losses and expenses related to Fabricated Transactions and Restructuring consisted primarily of professional and legal fees for U.S. securities litigations and other advisory service fees. Losses and expenses related to Fabricated Transactions and Restructuring amounted to 0.1% of total net revenues in the second quarter of 2023, compared to 0.6% of total net revenues in the same quarter of 2022.

•	Store level operating profit margin - self-operated stores was 29.1% in the second quarter of 2023, compared to 28.4% in the same quarter of 2022, primarily due to the benefits of economies of scale from the increased number of products sold.

GAAP operating income was RMB1,172.8 million (US$161.7 million) in the second quarter of 2023, representing a GAAP operating income margin of 18.9%, compared to RMB241.6 million, or a GAAP operating income margin of 7.3%, in the same quarter of 2022. Non-GAAP operating income was RMB1,236.3 million (US$170.5 million) in the second quarter of 2023, representing a non-GAAP operating income margin of 19.9%, compared to RMB342.6 million, or a non-GAAP operating income margin of 10.4%, in the same quarter of 2022. For more information on the Company’s non-GAAP financial measures, please see the section “Use of Non-GAAP Financial Measures” and the table captioned “Reconciliation of Non-GAAP Measures to the Most Directly Comparable GAAP Measures” set forth at the end of this press release.

Net income was RMB998.7 million (US$137.7 million) in the second quarter of 2023, compared to net loss of RMB114.7 million in the same quarter of 2022, which includes a provision for equity litigants of RMB276.8 million. Non-GAAP net income was RMB1,062.2 million (US$146.5 million) in the second quarter of 2023, representing a non-GAAP net income margin of 17.1%, compared to RMB267.5 million, or a non-GAAP net income margin of 8.1%, in the same quarter of 2022.

Basic and diluted net income per ADS was RMB3.12 (US$0.40) and RMB3.12 (US$0.40) in the second quarter of 2023, respectively, compared to basic and diluted net loss per ADS of RMB0.40 and RMB0.40 in the same quarter of 2022, respectively.

Non-GAAP basic and diluted net income per ADS was RMB3.36 (US$0.48) and RMB3.36 (US$0.48) in the second quarter of 2023, respectively, compared to non-GAAP basic and diluted net income of RMB0.88 and RMB0.88 in the same quarter of 2022, respectively.

Net cash provided by operating activities was RMB1,444.4 million (US$199.2 million) in the second quarter of 2023, compared to net cash used in operating activities of RMB553.1 million in the same quarter of 2022, which included the settlement of payable to equity litigants of US$175.0 million (RMB1,172.2 million).

Cash and cash equivalents, restricted cash, term deposits and short-term investments were RMB5,256.4 million (US$724.9 million) as of June 30, 2023, compared to RMB3,577.9 million as of December 31, 2022. The increase was primarily attributable to operational cash generation.

KEY OPERATING DATA

	For the three months ended or as of
	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,
	2021	2022	2022	2022	2022	2023	2023
Total stores	6,024	6,580	7,195	7,846	8,214	9,351	10,836
Self-operated stores	4,397	4,675	4,968	5,373	5,652	6,310	7,188
Partnership stores	1,627	1,905	2,227	2,473	2,562	3,041	3,648
Same-store sales growth for self-operated stores	43.6%	41.6%	41.2%	19.4%	9.2%	29.6%	20.8%
Average monthly transacting customers (in thousands)	16,229	15,975	20,712	25,103	24,559	29,489	43,070

KEY DEFINITIONS

•	Total net revenues include revenues from product sales and revenues from partnership stores.

•	Revenues from product sales include net revenue from the sales of freshly brewed and non-freshly brewed items through self-operating stores, unmanned machines, e-commerce and revenue from delivery for self-operated stores.

•	Revenues from self-operated stores include net revenue from the sales of freshly brewed and non-freshly brewed items through self-operating stores, and delivery fees derived from self-operated stores paid by the Company’s customers. Before the first quarter of 2023, the definition of revenues from self-operated stores did not include delivery fees derived from self-operated stores paid by the Company’s customers. Comparative figures from previous periods presented were also adjusted to be consistent.

•	Revenues from partnership stores include net revenue from the sales of materials, equipment, and other services including delivery and pre-opening services provided to partnership stores and profit sharing from partnership stores.

•	Same-store sales growth for self-operated stores. Defined as the growth rate of total revenue from self-operated stores that has been in operation as at the beginning of the comparable period and was not closed before the current period ending with the number of average operating days over 15 per month over both the current period and last year’s comparable period.

•	Store level operating profit - self-operated stores. Calculated by deducting cost for self-operated stores including cost of direct materials (including wastage in stores), cost of delivery packaging materials, storage and logistics expenses, commissions to third-party delivery platforms related to revenues from self-operated stores, store depreciation expense (including decoration loss for store closure), store rental and other operating costs, delivery expense, transaction fees, store preopening and other expenses from the Company’s self-operated store revenues. Before the first quarter of 2023, commissions to third-party delivery platforms related to revenues from self-operated stores were not deducted when calculating this term. Comparative figures from previous periods presented were also adjusted to be consistent.

•	Store level operating profit margin - self-operated stores. Calculated by dividing store level operating profit by total revenues from self-operated stores.

•	Total number of stores. The number of stores open at the end of the period, excluding unmanned machines.

•	Net new store openings. The number of gross new stores opened during the period minus the number of stores closed during the period.

•	Average monthly transacting customers. The total of each month’s number of transacting customers divided by the number of months during the period (includes those of partnership stores and those only paid with free-coupons).

•	Non-GAAP operating income. Calculated by operating income excluding share-based compensation expenses.

•	Non-GAAP net income/(loss). Calculated by net income/(loss) excluding recurring item of share-based compensation expenses and fair value changes of derivative asset bifurcated from Series B Senior Secured Notes and non-recurring item of provision for equity litigants.

•	Non-GAAP net income/(loss) attributable to the Company’s ordinary shareholders. Calculated by adjusting net income/(loss) attributable to the Company’s ordinary shareholders excluding recurring item of share-based compensation expenses and fair value changes of derivative asset bifurcated from Series B Senior Secured Notes and non-recurring item of provision for equity litigants.

•	Non-GAAP basic and diluted net income per shares. Calculated as non-GAAP net income attributable to the Company’s ordinary shareholders divided by weighted average number of basic and diluted share.

•	Non-GAAP basic and diluted net income per ADSs. Calculated as non-GAAP net income attributable to the Company’s ordinary shareholders divided by weighted average number of basic and diluted ADS.

USE OF NON-GAAP FINANCIAL MEASURES

In evaluating the business, the Company considers and uses non-GAAP operating income/(loss) and non-GAAP net income/(loss), each a non-GAAP financial measure, in reviewing and assessing the Company’s operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company presents these non-GAAP financial measures because they are used by the Company’s management to evaluate operating performance and formulate business plans. The Company believes that the non-GAAP financial measures help identify underlying trends in the Company’s business, provide further information about the Company’s results of operations and enhance the overall understanding of the Company’s past performance and future prospects.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. The Company’s non-GAAP financial measures do not reflect all items of income and expense that affect the Company’s operations and do not represent the residual cash flow available for discretionary expenditures. Furthermore, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company’s performance. The Company encourages investors and others to review the Company’s financial information in its entirety and not rely on a single financial measure.

The Company defines non-GAAP operating income as operating income excluding share-based compensation expenses, non-GAAP net income/(loss) as net income/(loss) excluding recurring item of share-based compensation expenses and fair value changes of derivative asset bifurcated from Series B Senior Secured Notes and non-recurring item of provision for equity litigants, and non-GAAP net income/(loss) attributable to the Company’s ordinary shareholders as net income/(loss) attributable to the Company’s ordinary shareholders excluding recurring item of share-based compensation expenses and fair value changes of derivative asset bifurcated from Series B Senior Secured Notes and non-recurring item of provision for equity litigants.

For more information on the non-GAAP financial measures, please see the table captioned “Reconciliation of Non-GAAP Measures to the Most Directly Comparable GAAP Measures” set forth at the end of this earnings release.

EXCHANGE RATE INFORMATION

This earnings release contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ were made at the rate of RMB7.2513 to US$1.00, the exchange rate on June 30, 2023 set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

CONFERENCE CALL

The Company will host a conference call today, on Tuesday, August 1, 2023, at 8:00 am Eastern Time (or Tuesday, August 1, 2023, at 8:00 pm Beijing Time) to discuss the financial results.

Participants may access the call by dialing the following numbers:

United States Toll Free:	+1-888-317-6003
International:	+1-412-317-6061
Mainland China Toll Free:	400-120-6115
Hong Kong Toll Free:	800-963-976
Conference ID:	9449831

As previously announced, all shareholders are able to submit questions to Luckin Coffee management by visiting https://event.choruscall.com/mediaframe/webcast.html?webcastid=KIlbjWZH. After registration, there will be an “Ask a Question” section on the bottom of the screen. Management will answer a selection of questions from the submission list during the conference call. The Q&A platform will remain open until the conclusion of the earnings call.

The replay will be accessible through August 8, 2023, by dialing the following numbers:

United States Toll Free:	+1-877-344-7529
International:	+1-412-317-0088
Access Code:	6630035

A live and archived webcast of the conference call will also be available at the Company's investor relations website at investor.lkcoffee.com.

SAFE HARBOR STATEMENTS

This earnings release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. Luckin Coffee may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about Luckin Coffee’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the expense, timing and outcome of existing or future legal and governmental proceedings or investigations in connection with Luckin Coffee; the outcome and effect of the restructuring of Luckin Coffee’s financial obligations; Luckin Coffee’s growth strategies; its future business development, results of operations and financial condition; the effect of the non-reliance identified in, and the resultant restatement of, certain of Luckin Coffee’s previously issued financial results; the effectiveness of its internal control; its ability to retain and attract its customers; its ability to maintain and enhance the recognition and reputation of its brand; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with its suppliers and business partners; trends and competition in the coffee industry or the food and beverage sector in general; changes in its revenues and certain cost or expense items; the expected growth of China’s coffee industry or China’s food and beverage sector in general; governmental policies and regulations relating to Luckin Coffee’s industry; and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in Luckin Coffee’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Luckin Coffee undertakes no obligation to update any forward-looking statement, except as required under applicable law.

STATEMENT REGARDING PRELIMINARY UNAUDITED FINANCIAL INFORMATION

The unaudited financial information set out in this earnings release is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited financial information.

ABOUT LUCKIN COFFEE INC.

Luckin Coffee Inc. (OTC: LKNCY) has pioneered a technology-driven retail network to provide coffee and other products of high quality, high convenience and high affordability to customers. Empowered by proprietary technologies, Luckin Coffee pursues its mission to build a world-class coffee brand and become a part of everyone’s daily life. Luckin Coffee was founded in 2017 and is based in China. For more information, please visit investor.lkcoffee.com.

INVESTOR AND MEDIA CONTACTS

Investor Relations:

Luckin Coffee Inc. IR

Email: ir@lkcoffee.com

Bill Zima / Michael Bowen

ICR, Inc.

Phone: 646 880 9039

Media Relations:

Luckin Coffee Inc. PR

Email: pr@lkcoffee.com

Ed Trissel / Spencer Hoffman

Joele Frank, Wilkinson Brimmer Katcher

Phone: 212 355 4449

LUCKIN COFFEE INC.

CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2022

AND UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET AS OF JUNE 30, 2023

(Amounts in thousands of RMB and US$, except for number of shares)

	As of
	December 31, 2022	June 30, 2023 (Unaudited)
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	3,534,304	4,671,951	644,292
Restricted cash	7,860	682	94
Term deposit- current	—	143,508	19,791
Short-term investment	—	250,000	34,477
Accounts receivable, net	58,782	64,452	8,888
Receivables from online payment platforms	151,922	221,987	30,613
Inventories, net	1,206,467	1,451,776	200,209
Prepaid expenses and other current assets, net	1,077,719	1,043,838	143,951
Total current assets	6,037,054	7,848,194	1,082,315

Non-current assets:
Property and equipment, net	1,867,378	2,471,167	340,790
Restricted cash	35,755	40,264	5,553
Term deposit-non current	—	150,000	20,686
Other non-current assets, net	327,744	497,438	68,600
Deferred tax assets, net	208,469	149,722	20,648
Operating lease, right-of-use assets	2,003,997	2,863,540	394,900
Total non-current assets	4,443,343	6,172,131	851,177
TOTAL ASSETS	10,480,397	14,020,325	1,933,492

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	441,376	676,069	93,234
Accrued expenses and other liabilities	1,375,425	2,170,259	299,294
Deferred revenues	97,366	107,871	14,876
Payable for equity litigants settlement	33,796	27,192	3,750
Operating lease liabilities-current	880,873	1,150,495	158,661
Total current liabilities	2,828,836	4,131,886	569,815

Non-current liabilities:
Operating lease liabilities-non current	1,024,274	1,579,355	217,803
Total non-current liabilities	1,024,274	1,579,355	217,803
Total liabilities	3,853,110	5,711,241	787,618

Commitments and contingencies

Mezzanine equity
Senior Preferred Shares	1,578,040	1,578,040	217,622

Shareholders’ equity:
Class A Ordinary shares	23	23	3
Class B Ordinary shares	2	2	0
Additional paid-in capital	16,037,406	16,153,037	2,227,606
Statutory reserves	35,657	35,657	4,917
Accumulated deficits	(11,421,145)	(9,857,624)	(1,359,429)
Accumulated other comprehensive income	397,304	399,949	55,155
Total Company’s ordinary shareholders’ equity	5,049,247	6,731,044	928,252
TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY	10,480,397	14,020,325	1,933,492

LUCKIN COFFEE INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND

COMPREHENSIVE INCOME/(LOSS)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

	For the three months ended June 30,			For the six months ended June 30,
	2022	2023		2022	2023
	RMB	RMB	US$	RMB	RMB	US$
Net revenues:
Revenues from product sales	2,521,221	4,715,596	650,310	4,376,518	8,016,907	1,105,582
Revenues from partnership stores	777,506	1,485,833	204,906	1,326,807	2,621,249	361,487
Total net revenues	3,298,727	6,201,429	855,216	5,703,325	10,638,156	1,467,069

Cost of materials	(1,261,936)	(2,461,505)	(339,457)	(2,245,087)	(4,216,159)	(581,435)
Store rental and other operating costs	(662,523)	(1,148,370)	(158,367)	(1,248,492)	(2,040,031)	(281,333)
Depreciation and amortization expenses	(97,240)	(127,748)	(17,617)	(192,950)	(236,204)	(32,574)
Delivery expenses	(314,602)	(534,147)	(73,662)	(561,328)	(955,881)	(131,822)
Sales and marketing expenses	(129,029)	(303,588)	(41,867)	(237,436)	(503,009)	(69,368)
General and administrative expenses	(341,608)	(425,543)	(58,685)	(664,603)	(786,373)	(108,446)
Store preopening and other expenses	(7,793)	(18,497)	(2,551)	(16,044)	(34,173)	(4,713)
Impairment loss of long-lived assets	(221,810)	(5,229)	(721)	(221,810)	(5,229)	(721)
Losses and expenses related to Fabricated Transactions and Restructuring	(20,563)	(3,986)	(550)	(57,890)	(9,916)	(1,367)
Total operating expenses	(3,057,104)	(5,028,613)	(693,477)	(5,445,640)	(8,786,975)	(1,211,779)
Operating income	241,623	1,172,816	161,739	257,685	1,851,181	255,290

Interest and investment income	21,996	25,704	3,545	41,442	45,815	6,318
Interest and financing expenses	(8,287)	—	—	(15,146)	—	—
Foreign exchange gain/(loss), net	2,099	(373)	(51)	11,888	(913)	(126)
Other income, net	10,883	26,275	3,623	33,078	40,706	5,614
Fair value changes of derivative asset bifurcated from Series B Senior Secured Notes	(4,435)	—	—	(4,435)	—	—
Provision for equity litigants	(276,795)	—	—	(279,967)	—	—

Net income/(loss) before income taxes	(12,916)	1,224,422	168,856	44,545	1,936,789	267,096
Income tax expense	(101,791)	(225,718)	(31,128)	(139,417)	(373,268)	(51,476)
Net income/(loss)	(114,707)	998,704	137,728	(94,872)	1,563,521	215,620
Net income/(loss) attributable to the Company’s ordinary shareholders	(114,707)	998,704	137,728	(94,872)	1,563,521	215,620

Net income/(loss) per share:
Basic	(0.05)	0.39	0.05	(0.04)	0.62	0.09
Diluted	(0.05)	0.39	0.05	(0.04)	0.62	0.09
Net income/(loss) per ADS:
Basic*	(0.40)	3.12	0.40	(0.32)	4.96	0.72
Diluted*	(0.40)	3.12	0.40	(0.32)	4.96	0.72

Weighted average shares outstanding used in calculating basic and diluted income/(loss) per share:
Basic	2,479,072,115	2,532,072,783	2,532,072,783	2,466,520,179	2,532,072,783	2,532,072,783
Diluted	2,479,072,115	2,532,072,783	2,532,072,783	2,466,520,179	2,533,764,475	2,533,764,475

Net income/(loss)	(114,707)	998,704	137,728	(94,872)	1,563,521	215,620
Other comprehensive loss, net of tax of nil:
Foreign currency translation difference, net of tax of nil	(49,097)	2,978	411	(52,970)	2,645	365
Total comprehensive income/(loss)	(163,804)	1,001,682	138,139	(147,842)	1,566,166	215,985
Total comprehensive income/(loss) attributable to ordinary shareholders	(163,804)	1,001,682	138,139	(147,842)	1,566,166	215,985

* Each ADS represents eight Class A Ordinary Shares. The per ADS indicators are based on rounded results of corresponding per share indicators, which could have a rounding difference of absolute amount for not more than 0.04 per ADS.

LUCKIN COFFEE INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of RMB and US$)

	For the three months ended June 30,			For the six months ended June 30,
	2022	2023		2022	2023
	RMB	RMB	US$	RMB	RMB	US$
Net cash provided by/(used in) operating activities	(553,120)	1,444,410	199,194	(445,409)	2,517,043	347,118
Net cash used in investing activities	(69,547)	(876,930)	(120,934)	(139,725)	(1,390,110)	(191,706)
Net cash used in financing activities	-	-	-	(1,559,559)	-	-
Effect of foreign exchange rate changes on cash and cash equivalents	74,996	9,398	1,296	63,144	8,045	1,109
Net increase/(decrease) in cash and cash equivalents and restricted cash	(547,671)	576,878	79,556	(2,081,549)	1,134,978	156,521
Cash and cash equivalents and restricted cash at beginning of period	5,021,396	4,136,019	570,383	6,555,274	3,577,919	493,418
Cash and cash equivalents and restricted cash at end of period	4,473,725	4,712,897	649,939	4,473,725	4,712,897	649,939

LUCKIN COFFEE INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST DIRECTLY COMPARABLE GAAP

MEASURES

(Unaudited, amounts in thousands of RMB and US$, except for number of shares and per share data)

	For the three months ended June 30,			For the six months ended June 30,
	2022	2023		2022	2023
	RMB	RMB	US$	RMB	RMB	US$
A. Non-GAAP operating income
Operating income	241,623	1,172,816	161,739	257,685	1,851,181	255,290
Adjusted for: Share-based compensation expenses	101,001	63,448	8,749	177,087	115,552	15,935
Non-GAAP operating income	342,624	1,236,264	170,488	434,772	1,966,733	271,225

B. Non-GAAP net income
Net income/(loss)	(114,707)	998,704	137,728	(94,872)	1,563,521	215,620
Adjusted for:
Share-based compensation expenses	101,001	63,448	8,749	177,087	115,552	15,935
Fair value changes of derivative asset bifurcated from Series B Senior Secured Notes	4,435	-	-	4,435	-	-
Provision for equity litigants	276,795	-	-	279,967	-	-
Non-GAAP net income*	267,524	1,062,152	146,477	366,617	1,679,073	231,555

C. Non-GAAP net income per share
Weighted average shares outstanding used in calculating basic and diluted income per share:
Basic	2,479,072,115	2,532,072,783	2,532,072,783	2,466,520,179	2,532,072,783	2,532,072,783
Diluted	2,539,242,650	2,532,072,783	2,532,072,783	2,521,935,672	2,533,764,475	2,533,764,475

Non-GAAP net income per share:
Basic	0.11	0.42	0.06	0.15	0.66	0.09
Diluted	0.11	0.42	0.06	0.15	0.66	0.09

Non-GAAP net income per ADS:
Basic*	0.88	3.36	0.48	1.20	5.28	0.72
Diluted*	0.88	3.36	0.48	1.20	5.28	0.72

* Each ADS represents eight Class A Ordinary Shares. The per ADS indicators are based on rounded results of corresponding per share indicators, which could have a rounding difference of absolute amount for not more than 0.04 per ADS.